June 14, 2005

via U.S. mail and Facsimile

Stephen R. Light
President and Chief Executive Officer
Flow International Corporation
23500 64th Avenue South
Kent, WA 98032

	Re:	Flow International Corporation
Form S-1 filed May 20, 2005
File No. 333-125113

Dear Mr. Light:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form S-1 filed May 20, 2005

Prospectus Cover Page

1. Please limit your cover page to the information set forth in Item
501(b) of Regulation S-K. In this respect, please move the information in the last two paragraphs to the summary.

2. Please confirm you are not registering the shares issuable upon exercise of the warrants that you may issue in the future to your lenders.
3. Tell us supplementally of the basis for the purchase price of $4.07 under the warrants.

4. Please revise this discussion after you move it, as well as the selling shareholder section, to clearly disclose the discount received by the selling shareholders in the purchase of the common shares.

Risk Factors, page 5

5. Please add risk factor disclosure regarding the downward pressure on the market price of your common stock that could result as selling security holders exercise warrants and sell material amounts of your common stock. In addition, please discuss the fact that this downward pressure could encourage short sales by selling security holders or others. Finally, please explain short selling and its likely impact on the market price of your common stock.

6. In addition, please add risk factor disclosure that as selling shareholders exercise their warrants and purchase shares, you must issue additional warrants to the underwriters which may dilute the holdings of investors who purchase from selling shareholders and discuss the further downward pressure this may place on your stock price.

Selling Stockholders, page 72
7. We note that you refer readers to the section titled "Certain Relationships and Related Transactions" for information about material relationships between the selling shareholders and the company; however, it appears that this information has not been included in the prospectus.
In addition, please describe here the material transactions and relationships between Flow International and each of the selling shareholders during the past three years. See Item 507 of Regulation
S-K. Please describe the transactions in which you issued the shares to be resold and the warrants in materially complete terms, including the basic terms of all the issuance transactions, including the dates the transactions took place, the material terms of the transactions, the parties who participated in the transactions and the number of shares and warrants received by them. For example, if true, state that you entered into a Securities Purchase Agreement with accredited investors and the units were issued to these investors in a private placement. In addition, you should disclose the name of any placement agent used in the transaction.

8. Please revise your disclosures to identify the natural person or persons who have voting or investment control over the company`s securities that each non-reporting entity owns. See
Interpretation
4S. of Regulation S-K Item 507 in the March 1999 supplement of the manual of publicly available CF telephone interpretations.

9. Please add columns disclosing the number and percentage of shares that the selling stockholders will own after the offering pursuant to
Item 507 of Regulation S-K.

10. Revise the selling shareholder table to include a line that shows the total number of shares to be offered in this prospectus.

Plan of Distribution, page 77

11. Please tell us whether any of the selling shareholders are a broker-dealer or an affiliate of broker-dealer. If any selling shareholder is a registered broker-dealer, it should be named as an underwriter. If the selling shareholder is an affiliate of a registered broker-dealer, expand the prospectus to indicate whether it acquired the securities to be resold in the ordinary course of business. Also indicate whether at the time of the acquisition it had any agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the securities.

12. Please expand your disclosure in the first full paragraph after the bullets on page 77 to describe in greater detail Rule 144 under the Securities Act as it pertains to sales of your common stock.

13. Please tell us supplementally why you will file a prospectus supplement "if then required" upon a notification from a selling shareholder that a donee or pledge intends to sell more than 500 shares of common stock. In this regard, we note the statement in the preceding paragraph that a prospectus supplement will be filed pursuant to rule 424(b)(3) or other applicable provision to amend the list of selling shareholders to include pledgees, transferees, or other successors, without regard to the 500 share threshold.

14. Please revise this section to state that if an underwriter is used in the resale of the shares, you will file a post-effective amendment to disclose the name of the underwriter and discuss the material terms of any agreement.

15. Tell us what steps you have implemented to ensure that each of the selling stockholders will conduct the distribution in accordance with Regulation M. See paragraph (b)(7) of Rule 461.

Exhibit 5.1

16. Please allow us sufficient time prior to effectiveness to review the legality opinion.
Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy
and
accuracy of the disclosure in the filing; and
?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please direct questions on disclosure issues to Tamara
Brightwell, Staff Attorney, at (202) 551-3751 or, in her absence, to me at (202) 551-3767.


	Sincerely,



	Jennifer Hardy
	Branch Chief


cc: 	Robert S. Jaffee
	William Gleeson
	Preston Gates & Ellis LLP
	925 Fourth Avenue, Suite 2900
	Seattle, WA 98104
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Stephen R. Light
Flow International Corporation
June 14, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE